February 27, 2009

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Your letter dated January 30, 2009 (copy attached)
Charming Shoppes, Inc., File No. 000-07258
Form 10-K for the year ended February 2, 2008
Schedule 14A filed April 2, 2008
Form 10-Q for the fiscal quarter ended November 1, 2008

Dear Mr. Reynolds:

The following information is provided in response to your letter of January 30, 2009.  Unless the context indicates otherwise, the term “Company” as used herein refers to Charming Shoppes, Inc., and the term “Commission” as used herein refers to the United States Securities and Exchange Commission.  Additionally, the term Fiscal 2009 refers to the fiscal year ended January 31, 2009, and the term Fiscal 2008 refers to the fiscal year ended February 2, 2008.  The boldface headings in the following information refer to the headings and numbered comments included in your letter, and are listed in the order that they appear in your letter.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Form 10-K for the year ended February 2, 2008

Management Discussion & Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 32

Inventories, page 33

1.
We note that a failure to properly estimate markdowns and shrinkage could result in a overstatement or understatement of inventory cost. Please expand your analysis of the estimates made in the valuation of inventories to provide a description of how you arrive at the estimates made, a description of how much the estimates have changed in the past, and a quantification of the sensitivity of your estimates to change based upon changes that are reasonably likely to occur and would have a material effect on your financial statements.

Response:

The Company’s estimate of inventory shrink is based on the results of its annual store inventory observations which occur throughout the fiscal year for each of its brands.  In addition to the annual store observations, we also perform target store observations which focus on high-shrink stores as determined by the Loss Prevention department.  Individual store observation results are reviewed on a dollar and unit basis compared to prior store observation results to identify potential issues for follow-up and resolution by the Loss Prevention department.  The results of the observations are then posted to the perpetual inventory system, which tracks inventory at the individual SKU number level.  Shrink rates based on store observation results are used to accrue estimated shrink from the annual store observation date to period end.  Cycle counts are performed at the Company’s distribution centers and the results of the cycle counts are recorded to the perpetual inventory system.  The Company’s historical consolidated shrink rates have remained relatively consistent and have ranged within 1.5% to 2.5% of net sales.

As described in Note 1 to the consolidated financial statements, the Company utilizes the retail inventory method to reflect inventories at the lower of cost or market.  The Company’s perpetual inventory system maintains original retail price, purchase order cost and current retail price at the individual SKU number level.   The Company utilizes both permanent and promotional markdowns as part of its merchandising strategy.  Permanent markdowns are reductions in the retail price of inventory that are reflected on the sales ticket and in the perpetual inventory system, therefore impacting the cost of the inventory on-hand.  Promotional markdowns, such as a percentage off of current ticketed price, are recorded only as merchandise is sold, therefore not impacting the retail value of inventory on-hand in the perpetual system.  Promotional markdowns are usually temporary in nature and as such are not accounted for as permanent reductions in the retail price of the merchandise until the inventory is sold.  When it is determined that merchandise on promotional markdown will not be sold again at its pre-promotional price, a permanent markdown is recorded in the perpetual inventory system.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Inventories, page 33 (continued)

At the end of each quarter the Company performs a review of merchandise that is currently on promotional markdowns and identifies at a SKU-number level the merchandise that will not be sold above its current promotional price.  As such promotional markdowns have not yet been recorded in the perpetual inventory system as permanent markdowns, a markdown reserve is recorded to properly record the inventory at the lower of cost or market using the retail inventory method.   The Company’s markdown reserve has consistently been higher at the end of its first and third fiscal quarters consistent with the higher level of inventory on-hand in these quarters.  Due to the seasonal nature of the merchandise in the stores, the Company must liquidate seasonal inventory by the end of each season (Spring, Summer, Fall, and Winter), which typically corresponds with our fiscal quarter periods.  Accordingly, the estimate of markdowns required at the end of each quarter will fluctuate depending on the level of on-hand seasonal merchandise which management estimates will not be sold above its current promotional price.

The Company agrees to expand and conform its disclosures in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission under “Critical Accounting Policies - Inventories” as follows:

We value our merchandise inventories at the lower of cost or market using the retail inventory method (average cost basis).  We adjust the valuation of inventories at cost and the resulting gross margins in proportion to markdowns and shrinkage on our retail inventories.  The retail inventory method results in the valuation of inventories at the lower of cost or market when markdowns are currently taken as a reduction of the retail value of inventories.  The majority of these “permanent markdowns”, and the resulting adjustments to the carrying cost of our inventories, are recorded in our inventory costing system when the actual ticketed selling price of an item is reduced and are therefore not subject to significant estimates on the part of management.  However, at the end of each quarter we perform a review of merchandise that is currently on promotional markdowns (which is considered a “temporary markdown”) and identify at a SKU-number level the merchandise that will not be sold again above its current promotional price.  As such promotional markdowns have not yet been recorded in the perpetual inventory system as permanent markdowns, we record a markdown reserve to properly record the inventory at the lower of cost or market using the retail inventory method.   Our estimation of markdown reserves involves certain management judgments and estimates that can significantly affect the ending inventory valuation at cost, as well as the resulting gross margins.  The markdown reserve will fluctuate depending on the level of seasonal merchandise on-hand, the level of promotional activity, and management’s estimate of our ability to liquidate such promotional inventory above its current promotional price in the future.  Our failure to properly estimate markdowns currently could result in an overstatement or understatement of inventory cost under the lower of cost or market principle. As of January 31, 2009 and February 2, 2008, our total reserves for these types of markdowns were $11.1 million and $8.9 million, respectively.  Historically, we have not had significant variances in our estimates of these markdown reserves and the actual markdown experience for which these reserves were established.

We perform physical inventory observations at least once annually at each of our stores.  For stores with higher than average inventory loss rates, we may perform physical inventory observations more frequently.  Actual inventory losses are recorded in our financial statements at the time these physical inventory observations are performed.  During the periods between our physical inventory observations and our period-end reporting dates, we record a reserve for estimated inventory losses, or shrinkage.   Our estimates for shrinkage are based on actual inventory losses identified from the results of actual physical inventory counts at our stores and distribution centers.  Historically, our physical inventory losses have averaged between 1.5% and 2.5% of our net sales.  At January 31, 2009 and February 2, 2008, our reserves for estimated inventory shrinkage were $2.0 million and $3.5 million, respectively.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Results of Operations, page 42

2.
You state in the first risk factor on page 17 that you purchase a significant portion of your apparel directly in foreign markets and the decreased value of the U.S. dollar against foreign currencies increased the cost of products purchased from foreign markets. Moreover, you indicate that continued weakening of the U.S. dollar against foreign currencies will further increase your costs. Please expand your discussion and analysis to describe the material changes in the costs of products purchased in foreign markets in relation to the decreased value of the U.S. dollar against foreign currencies. Refer to Item 303(a) (3) of Regulation S-K for additional guidance.

Response:

While the Company has indicated a risk related to products purchased from foreign markets, it mitigates this risk by having all purchase orders denominated in U.S. dollars and settling all purchase transactions in U.S. dollars, thus reducing its exposure to foreign currency fluctuations.  Additionally, the Company sources its products throughout various countries as well as domestically, and this geographic diversification of the sourcing network provides the Company the flexibility to locate alternate sources for products in order to meet its pricing targets.

The Company agrees to update this risk factor in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission to clarify that its foreign purchases are denominated in U.S. dollars and the risk primarily relates to the impact a weakening U.S. dollar would have on its purchases as follows:

We rely on foreign sources of production

We purchase a significant portion of our apparel directly in foreign markets and indirectly through domestic vendors with foreign sources.  We face a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad.  Such risks include (but are not necessarily limited to):

●	political instability;

●	increased security requirements applicable to imported goods;

●	trade restrictions;

●	imposition of or changes in duties, quotas, taxes, and other charges on imports;

●	currency and exchange risks;

●	issues relating to compliance with domestic or international labor standards;

●	concerns over anti-dumping;

●	delays in shipping; or

●	increased costs of transportation.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Results of Operations, page 42 (continued)

New requirements could be proposed that would have an impact on the trading status of certain countries and could include retaliatory duties or other trade sanctions that, if enacted, could increase the cost of products purchased from suppliers in such countries or restrict the importation of products from such countries.  Our purchasing patterns are dictated by our seasonal inventory requirements.  We typically enter into purchase commitments with our vendors for seasonal inventories up to 6 months ahead of when we take delivery on those products.  All of our purchase commitments with foreign vendors are denominated in U.S. dollars, and purchases under those commitments are settled in U.S. dollars.  These arrangements provide a natural hedge to the impacts of changes in the value of the U.S. dollar relative to the foreign currencies in the countries from which we source our products during the period from when we enter into purchase commitments with our vendors to when we take delivery of the products.   However, changes in the value of the U.S. dollar relative to other currencies can impact the negotiated pricing for products when comparing one seasonal buying period to another.  We have a network of countries and vendors from which we can source, but additional weakening of the U.S. dollar in relation to those foreign currencies could negatively impact the cost of our foreign source products.  The future performance of our business will depend on our foreign suppliers and may be adversely affected by the factors listed above, which are beyond our control.

Consolidated Balance Sheets, page 68

3.
We calculate that your prepayments and other current assets represent approximately 19% and 17% of your total current assets for the periods ended February 2, 2008 and February 3, 2007, respectively. Please state separately, in the balance sheets or in a note thereto, amounts in excess of five percent of total current assets. Refer to Rule 5-02(8) of Regulation S-X.

Response:

The line item “Prepayments and other” is composed of two classes of assets as defined by Rule 5-02(8) of Regulation S-X: Prepaid expenses consisting of prepaid rent, prepaid insurance, prepaid marketing, prepaid income taxes; and other current assets such as third-party credit card receivables.  In accordance with Rule 5-02(8) of Regulation S-X, “other current assets” should be stated separately, in the balance sheet or in a note thereto, if any individual other current assets are in excess of five percent of total current assets.  There are no individual other current assets that exceed five percent of total current assets that would require separate disclosure in the Company’s balance sheets or in a note thereto, and therefore the Company elected to combine the asset classes of prepaids and other current assets into the “Prepayments and other” line item on the face of the consolidated financial statements.

The Company acknowledges that due to the significance of the caption in relation to total current assets, the inclusion of disclosures regarding the types of assets included in “prepayments and other” would be approriate supplemental disclosure.  Accordingly, the Company will add disclosures in its notes to its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission of the types of assets included in the caption “prepayments and other.”

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 1. Summary of Significant Accounting Policies, page 73

4.
We note that you record a reserve for estimated future sales returns based on an analysis of actual returns. Please disclose a rollforward of your sales returns reserve pursuant Rule 5-04(c) of Regulation S-X.

Response:

The Company agrees to provide the following rollforward of its sales returns reserve in Schedule II to be included in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission:

(in thousands)	Balance at Beginning of Year	Additions Charged to Income	Adjustments and Deductions	Balance at End of Year
Fiscal year ended February 3, 2007:
Allowance for effect of sales returns	$3,608	$125,449	$126,401	$2,655
Fiscal year ended February 2, 2008
Allowance for effect of sales returns	2,655	107,547	108,040	2,162
Fiscal year ended January 31, 2009
Allowance for effect of sales returns

Note 8. Long-Term Debt, page 95

5.	We note in the second paragraph of page 96 that the conversion rate of your

1.125% Senior Convertible Notes is subject to adjustment upon certain events. Please tell us what constitutes those certain events, and explain to us how you considered the guidance in EITF 00-19 in determining whether the notes are conventionally convertible. Furthermore, tell us how you considered the guidance in EITF 07-5 in providing disclosure of the impact that recently issued accounting standards will have on your financial statements in your Form 10-K for the fiscal year ended January 31, 2009, pursuant to SAB Topic 11 :M.

Response:

The applicable conversion rate of the 1.125% Senior Convertible Notes (“Notes”) will be subject to adjustment upon the occurrence of any of the following events, except that if a holder is entitled to participate on the relevant distribution or payment date in a distribution in clauses (2), (3) or (4) below without converting its notes (based on the applicable conversion rate in effect immediately before the relevant ex-dividend date) then no additional conversion rate adjustment shall be made in connection with such distribution:

(1)	If we issue our common stock as a dividend or distribution on our common stock or if we effect a share split or share combination

(2)
If we distribute to all, or substantially all, holders of our common stock any rights, warrants or options entitling them for a period of not more than 60 days after the date of issuance thereof to subscribe for or purchase our common stock at an exercise price per share of our common stock less than the average of the closing sale prices of our common stock for the 10 consecutive trading day period ending on the business day immediately preceding the time of announcement of such issuance

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 8. Long-Term Debt, page 95 (continued)

(3)	If we distribute shares of our capital stock, evidences of indebtedness or other assets or property to all, or substantially all, holders of our common stock, excluding:

o	Dividends, distributions, rights, warrants or options referred to in clauses (1) or (2) above;
o	Dividends or distributions paid exclusively in cash; and
o	Spin-offs

(4)	If we make any cash dividend or distribution to all, or substantially all, of the holders of our outstanding common stock

(5)
If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value (which will be, except for the value of traded securities, as determined by our board of directors) of any other consideration included in the payment per share of our common stock exceeds the closing sale price of a share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer

 Because our convertible notes (the “Notes”) can be converted in a form other than all cash or all stock, the Company concluded that the notes were not “conventionally convertible” as described in paragraph 4 of EITF 00-19 without having to consider the adjustment features, which would also have resulted in the instrument not being “conventional convertible” debt under the expanded guidance in EITF 05-2.  As a result, when the Company evaluated the Notes to determine if the embedded conversion feature required bifurcation from the debt we considered all the criteria in EITF 00-19, including the provisions contained in paragraphs 12–32 of EITF 00-19.

To summarize, we evaluated the embedded conversion option for an exception from bifurcation under paragraph 11(a) of SFAS 133, which provides that contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position would not be considered derivative instruments for purposes of applying SFAS 133. EITF 01-06 and EITF 00-19 provide guidance for determining if the financial instrument is indexed to a company’s stock and if the financial instrument should be classified in equity, In accordance with EITF 90-19, the Notes can be accounted for as convertible debt if the conversion option is not bifurcated.

In evaluating whether the conversion features of the Company’s Notes were considered indexed to the Company’s own stock, we considered that the notes are convertible a) immediately preceding maturity, b) if certain common stock trading price conditions are met, c) if certain bond trading prices relative to parity amounts are met, d) on certain specified corporate transactions (including certain distributions or “fundamental changes” as defined). Each of those triggers for conversion are deemed to be indexed to the Company’s stock within the meaning of EITF 01-6 because (1) the provisions are based upon the trading price of the Company’s stock, (2) the contingent events are not an observable market or an observable index and (3) once the contingent event occurs, the settlement amount is based solely on the Company’s stock. Therefore, we concluded that the first requirement under paragraph 11 (a) of SFAS 133 was met.

We further subjected the terms of our Notes to all of the criteria in EITF 00-19, including paragraphs 12-32 of EITF 00-19 to determine if the conversion option, if freestanding, would be classified in shareholders’ equity.  Based on a detail review of such criteria (i.e., ability to settle in unregistered shares, sufficient shares authorized and unissued, etc), we concluded the conversion feature in the Company’s convertible debt met the requirements of EITF 00-19 in its entirety, and thus the second requirement under paragraph 11 (a) of SFAS 133 was met.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 8. Long-Term Debt, page 95 (continued)

Accordingly, the conversion feature is not required to be bifurcated under the exception in paragraph 11(a) of SFAS 133 and should be accounted for as one instrument in accordance with APB 14.   APB 14 states that no portion of the proceeds from the issuance of the following type of convertible debt securities should be accounted for as attributable to the conversion feature (that is, bifurcated and accounted for separately).

The Company is currently evaluating the impact of EITF 07-5 on its financial statements and will include the estimated impact of adoption in its Form 10-K for the year ended January 30, 2009 pursuant to SAB Topic 11:M. Our preliminary conclusion at this point is that the conversion option will still be considered indexed to the Company’s own stock based on the guidance in EITF 07-5, but our analysis is not yet complete. We do note that if the conversion option remains embedded in the debt, then based on the nature of the convertible debt the Company will have to adopt FSP APB 14-1 as of January 31, 2009. The Company will include in its 2009 Form 10-K a discussion of this accounting pronouncement and the impact it will have on its consolidated financial statements pursuant to SAB Topic 11:M if appropriate.

6.
We note that you may be required to repurchase the principal amount of your 1.125% Senior Convertible Notes due May 1, 2014 before maturity if a “Fundamental Change” occurs.  Please disclose those events that constitute a Fundamental Change. To the extent it is reasonably possible that a Fundamental Change may occur, expand your discussion and analysis of liquidity and capital resources on page 53 to describe the impact that the occurrence of a Fundamental Change may have on your liquidity.

Response:

If a fundamental change, as defined below, occurs, each holder will have the right on the fundamental change repurchase date to require us to repurchase for cash all of its notes:

(1)
A “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors; or

(2)	The first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(3)	A consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person; or

(4)	A termination of trading

The Company had disclosed under Risk Factors in its Fiscal 2008 Form 10-K on pages 19 and 31 the potential risk that the Company may be required to repurchase the principal amount of the Notes for cash before maturity as follows:

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 8. Long-Term Debt, page 95 (continued)

We could be required to repurchase our 1.125% Senior Convertible Notes due May 1, 2014 for cash prior to maturity of the notes.

The holders of our 1.125% Senior Convertible Notes due May 1, 2014 (the “1.125% Notes”) could require us to repurchase the principal amount of the notes for cash before maturity of the notes upon the occurrence of a “fundamental change” as defined in the prospectus filed in connection with the 1.125% Notes.  Such a repurchase would require significant amounts of cash, would be subject to important limitations, and could adversely affect our financial condition.

The Company did not include similar disclosures in its analysis of liquidity and capital resources in its Fiscal 2008 Form 10-K as its evaluation of the likelihood that the fundamental change provisions would occur was considered remote, therefore it deemed the disclosures made in the risk factors to be sufficient disclosure.  The Company will evaluate the above fundamental change provisions in its preparation of its disclosures of liquidity and capital resources in future periodic 1934 Act filings with the Commission and will make disclosure in such filings if the likelihood that the fundamental change provisions could trigger an acceleration event  becomes more than remote.

Note 15. Employee Retirement Benefit Plans, page 110

7.
We note that you provide a non-qualified deferred compensation plan and a supplemental retirement plan. Please disclose the amount of liabilities you have accrued under your retirement benefit plans to the extent they are material.

Response:

The Company agrees to disclose the amount of liabilities accrued for its non-qualified deferred compensation plan and supplemental retirement plan in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission.

Note 17.  Asset Securitization, page 112

8.	Please expand your disclosure related to your asset securitizations as follows:

•	Present separately the amount of amortization of your I/O strips and the amount that represent valuation adjustments.

•
Disclose the amounts of the components (e.g., interest-only strips, servicing liability, fair value of retained interests, etc.) that sum to represent your investment in asset-backed securities, and disclose the amounts related to your securitization arrangements that are included, by line item, in your statements of operations and comprehensive income and statements of cash flows.

•	Disclose whether you classify your investments in asset-backed securities as available-for-sale or trading under SFAS 115, pursuant to paragraph 14 of SFAS 140.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 17.  Asset Securitization, page 112 (continued)

Response:

The Company agrees to separately disclose the amount of amortization and valuation adjustments related to its I/O strip as follows in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission:

	2009	2008	2007
Additions to the I/O Strip		$38,129	$24,057
Amortization		(30,643)	(24,608)
Valuation Adjustments		(105)	1,300
Value of I/O Strip at end of year		$23,259	$15,878

The Company agrees to add the following table and related disclosures which will summarize the components that make up its investment in asset-backed securities on the consolidated balance sheets, the classification of those investments under FAS 115, and the amounts included, by line item, in the statements of operations and comprehensive income and statements of cash flows in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission:

Investment in asset-backed securities	2009	2008
Trading securities:
I/O Strip		$23,317
Retained Interest (primarily collateralized cash)		40,910
Available-for-sale securities:
Ownership Interest		51,685
		$115,912

The impact of our securitization activity on our consolidated statements of operations and comprehensive income are as follows (all items are included in selling, general, and administrative expenses):

Activity	2009	2008	2007
Gain on sale of receivables to the Trust		$38,129	$24,057
Amortization of I/O strip		(30,643)	(24,608)
Valuation adjustments of I/O strip		(105)	1,300
Residual cash flow earned related to I/O interest		84,085	73,899
Establishment and amortization, net, of servicing liability related to Trust		(935)	194
		$90,531	$74,842

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 17.  Asset Securitization, page 112 (continued)

Our servicing liabilities related to our securitized receivables program are recorded as a component of accrued expenses on our consolidated balance sheets and amounted to $__ million in fiscal 2009, $3.038 million in fiscal 2008, and $2.103 million in fiscal 2007, and the amortization of the servicing liabilities is included in selling, general, and administrative expenses in our consolidated statements of operations and comprehensive income.

The cash flow related to our sale of receivables to the Trust, the activity related to amortization and valuation adjustments to the I/O Strip and servicing liability, and the activity related to the excess spread revenues are treated as operating cash flows.  These activities are included in net cash provided by operating activities on the consolidated statements of cash flows.  Our purchases of certificates issued by the Trust are reported as investing cash flows and amounted to $__ million in fiscal 2009, $40.64 million in fiscal 2008, and $0.36 million in fiscal 2007.

Schedule 14A

Compensation of Executive Officers, page 14

9.
We note your disclosure on page 18 that bonus payments under your Annual Incentive Plan are tied to performance targets, including corporate operating income, sales, sales volume and return on investment in inventory targets which do not appear to be disclosed in the relevant discussions.  Similarly you do not disclose the Free Cash Flow target associated with the 2006-08 performance shares. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail necessary without providing information that poses a reasonable risk of competitive harm.

Response:

In our 2008 Proxy Statement under the caption “Compensation of Executive Officers:  Compensation Discussion and Analysis – Pay for Performance” on page 24 we state the following: … “[f]or Fiscal 2008, the annual incentive award for our Chief Executive Officer was determined solely upon the achievement of pre-established corporate operating earnings targets.  For our other named executive officers, 70% of the annual incentive opportunity was tied to the achievement of pre-established corporate operating earnings targets.  The remaining 30% was tied to the Committee’s assessment of performance relative to certain other metrics as recommended by our Chief Executive Officer.  The corporate objectives applicable to the named executive officers (other than the Chief Executive Officer) are based on the achievement of levels of sales, sales volumes and return on investment in inventory. …”  Achievement of the pre-established corporate operating earnings goals determines the amount of the total incentive amount which is available for payment to the named executive officers.  It is from this amount that the 70% portion and the 30% portion, respectively, of the annual incentive opportunity are paid to our named executive officers (other than the Chief Executive Officer)”.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Compensation of Executive Officers, page 14 (continued)

In Fiscal 2008, corporate operating earnings goals, therefore, determined the maximum amount of bonuses payable to each named executive officer.  Once the bonus amounts were determined by reference to the pre-established corporate operating earnings goals, 100% of that bonus amount was payable to the Chief Executive Officer while 70% of that bonus amount was payable to the other named executive officers.  The remaining 30% balance of that bonus amount was dependent “on the achievement of levels of sales and sales volumes and return on investment in inventory.”  Achievement of the latter performance goals cannot increase the aggregate bonus amounts available for payment to each named executive officer (other than the Chief Executive Officer), which is determined only by the achievement of pre-established corporate operating earnings targets.  The Company did not disclose the specific performance targets relating to these subsidiary goals as the Company did not consider them material to an understanding of our compensation program.  However, we did disclose the primary performance targets, namely the corporate operating earnings targets, and our actual performance against these targets which are set forth in a table under the caption “Fiscal 2008 Compensation Actions” on page 27.

The annual incentive awards for Fiscal 2009 for the named executive officers are determined solely upon the achievement of pre-established corporate operating earnings targets without reference to any other subsidiary performance goals as was the case in Fiscal 2008.  The Company agrees to similarly disclose our pre-established corporate operating earnings targets and our performance against those targets for Fiscal 2009 in our Proxy Statement for our 2009 Annual Meeting of Shareholders.  We will also disclose the free cash flow targets and our performance against those targets with respect to our 2007-2009 performance shares.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Form 10-Q for the fiscal quarter ended November 1, 2008

Note 1. Condensed Consolidated Financial Statements, page 7

Discontinued Operations, page 7

10.
We note in footnote 4 to the table on page 8 that you recorded an income tax benefit due, in part, to a correction of an error. Please describe to us the nature and amounts of the error, the periods impacted by the error, and the reasons why you did not restate your financial statements of those prior periods.

Response:

The Company announced during its Fiscal 2009 first quarter ended May 3, 2008 that the Board of Directors and management had approved a plan for the sale of its Crosstown Traders non-core misses apparel catalog business.  The non-core misses apparel catalog business met the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to be accounted for as held for sale as of May 3, 2008.  Accordingly, the results of the non-core misses apparel catalog titles were reported as discontinued operations beginning with the Fiscal 2009 first quarter.  During the Fiscal 2009 second quarter ended August 2, 2008 (subsequent to the filing of the Fiscal 2009 first quarter Form 10-Q) the structure of the sale changed as a result of a new buyer.  Subsequent to the Fiscal 2009 second quarter, the Company entered into a definitive agreement to sell the non-core misses apparel business to the new buyer that was finalized in the Fiscal 2009 third quarter ended November 1, 2008.

The error was identified as part of the finalization of the sale during the Fiscal 2009 third quarter. The error was related to the Company’s treatment of deferred tax balances in calculating the estimated loss on disposal.  Specifically, in arriving at the net book value used in the calculation of the pre-tax estimated loss on disposal, the Company included the balance of the net deferred tax liability relating to temporary differences of the assets and liabilities to be disposed.  The Company then included the reversal of this same net deferred tax liability in its calculation of the tax benefit associated with the pre-tax loss, thereby “double counting” the impact of the net deferred tax liability. As such the income tax benefit reported in the Fiscal 2009 first quarter as a component of the net loss from discontinued operations was overstated by $10,780,000. The income tax benefit reported for the thirteen and twenty-six weeks in the Fiscal 2009 second quarter as a component of the net loss from discontinued operations was overstated by $526,000 and $11,306,000, respectively. The correction of the error in the Fiscal 2009 third quarter resulted in the reversal of this previously recognized income tax benefit of $11,306,000 for the thirteen-week period ended, and properly reported the results of discontinued operations for the thirty-nine week period then ended.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Discontinued Operations, page 7 (continued)

In evaluating the accounting for the above error, the Company considered the requirements in the following authoritative guidance:

•	SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3

•	SEC Staff Accounting Bulletin No. 99, Materiality

•	APB 28, Interim Financial Reporting

Paragraph 25 of FAS 154 describes the requirements for restating historical financial statements when an error impacting those financial statements is discovered in a subsequent period. However, FAS 154 in paragraph 27 also indicates that the standard need not be applied to immaterial items.

Both APB 28 and SAB 99 provide relevant guidance in making an evaluation as to whether the correction of an error would be considered material.  Paragraph 29 of APB 28 states, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”  SAB 99 indicates that “under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.”

In making its evaluation of the materiality of the identified errors, the Company therefore considered both quantitative and qualitative factors.

In addition to evaluating the quantitative factors pertaining to the impact of the error on the reported results in the Company’s Form 10-Q’s as described in the second paragraph of this response, the Company also considered the following qualitative factors based on guidance provided by SAB 99 in concluding on the materiality of the above described error:

•
The misstatement impacted the Crosstown misses apparel business that the Company had announced was a non-core asset to be disposed.  As such the results of the Crosstown misses apparel business do not play a significant role in the Company’s continuing operations or profitability, which the Company believes is the key influence on the judgment of a reasonable person relying on the financial statements for the affected periods.  The very nature of discontinued operations reporting is to segregate operations that are not and will not be integral to the registrant’s future operations or profitability.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Discontinued Operations, page 7 (continued)

•
The relevant transaction to the users of the Company’s financial statements is the disposal of a non-core asset that will enable the Company to focus on its core assets; therefore the misstatement within the discontinued operations of the non-core asset is not viewed as particularly relevant to the users of the financial statements.

•
The planned sale of the Crosstown apparel business qualified for reporting as discontinued operations in the Fiscal 2009 first quarter, but the structure of the transaction and the buyer were not finalized until the Company’s Fiscal 2009 third quarter.  Accordingly, the Company disclosed in its Fiscal 2009 first and second quarter Form 10-Q that the loss on sale of the Crosstown apparel business was an estimate.

•
The guidance in the Company’s press releases since the Fiscal 2009 first quarter focused primarily on the results from continuing operations.  As the Company had previously announced its plans to divest the non-core related assets, the Company does not believe that the misstatement hides a failure to meet analysts’ consensus expectations for the Company.

•
The operating loss of the Crosstown apparel business was not impacted by the misstatement and the estimated loss on disposal did not change into a gain on sale as a result of the misstatement in any of the impacted quarters.

•	The misstatement did not affect the Company’s compliance with regulatory requirements or with any loan covenants or other contractual requirements.

•	The misstatement did not have the effect of increasing management’s compensation or other forms of incentive compensation.

•	The misstatement did not involve the concealment of an unlawful transaction.

•	The error affected only interim periods within 2009, and did not affect the trend of earnings.

•
The Company disclosed the impact of the misstatement in its Fiscal 2009 third quarter Form 10-Q, which is also when the disposal of the non-core business was finalized. The Company fully met the disclosure requirements of APB 28 by disclosing the effects of the error in its Fiscal 2009 third quarter financial statements.

Based on the above evaluation, the Company concluded that the error did not require restatement of its Fiscal 2009 first and second quarter financial statements.  Accordingly, the Company disclosed in its Fiscal 2009 third quarter Form 10-Q for the period ended November 1, 2008 the amount and impact of the error.

In the unaudited quarterly financial information included in the notes to the consolidated financial statements for the Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission, the Company will restate the first three fiscal quarters to reflect the correct amounts for the loss from discontinued operations and net income/(loss).

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 3. Trademarks and Other intangible Assets, page 12

11.
We note from Note 2 of your financial statements included in your Form 10-K for the fiscal year ended January 28, 2006, that you recognized indefinite-lived intangible assets of $70.0 million and definite-lived intangible assets of $13.1 million in the acquisition of Crosstown Traders, Inc. We further note that you recorded impairments to your intangible assets totaling $11.4 million in the fourth quarter of fiscal 2008. It does not appear that you reduced the intangible assets from that recorded at February 2, 2008, as a result of the disposition of the non-core misses apparel catalog titles. Please describe to us the intangible assets that were acquired in the June 2, 2005 acquisition of Crosstown Traders, Inc., and tell us whether they were disposed of in your sale of the non-core misses apparel catalog titles or, conversely, tell us how you continue to use the intangible assets.

Response:

The $70 million of indefinite-lived intangible assets that the Company recorded as a result of the June 2, 2005 acquisition of Crosstown Traders, Inc. was composed of $54 million related to the apparel catalog business and $16 million related to the Figi’s food and gifts catalog business.  The sale of the Crosstown Traders, Inc. non-core misses apparel catalog business did not include the Figi’s food and gifts catalog business.  Therefore, $16 million of indefinite-lived intangible assets were not disposed of as part of the sale of the non-core misses apparel business.  The Company continues to operate the Figi’s food and gift catalog business and accordingly the $16 million of indefinite-lived intangible assets remain as a component of continuing operations.

Note 11. Impairment of Store Assets, page 20

12.
We note that you performed a review of your goodwill and other intangible assets in the third quarter of fiscal 2009 as a result of a significant decrease in the market value of your common stock and determined that your assets were not impaired. We further note on page 31 that you performed an annual impairment test of goodwill in the fourth quarter. Please address the following:

a)
Expand your discussion of critical accounting policies in future filings to describe the valuation approach used and the significant assumptions and estimates underlying your impairment analyses. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and a terminal rate. In addition, quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

Response:

The Company agrees to expand and conform its disclosures in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission as follows:

The process of evaluating goodwill for impairment involves the determination of the fair value of our reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent that additional information arises, market conditions change or our strategies change, it is possible that our conclusion regarding whether existing goodwill is impaired could change and result in a material effect on our consolidated financial position or results of operations.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 11. Impairment of Store Assets, page 20 (continued)

We use a discounted cash flow method of the income approach in estimating the fair value of our reporting units. We have consistently applied this methodology in previous goodwill impairment tests because we have concluded that the methodology is the best measure of fair value and is a methodology that market participants would use in valuing these reporting units. The income approach values a business enterprise by discounting future debt-free net cash flows available to the providers of the invested capital to their present worth at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.  The discounted cash flow method estimates annual future cash flows, and then discounts the cash flows to present value.  The discounted cash flow methodology uses our projections of financial performance for a five-year period. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and expected future revenues, gross margins and operating margins, which vary among our reporting units.   For purposes of our annual impairment test of goodwill performed as of January 31, 2009, we utilized a discount rate of 14%.  Our estimates of future cash flows are based on our current budgets and are reflective of our current expectations as to sales growth rates and profitability.  We believe that our estimates are appropriate under the circumstances.  Given the significant excess of fair values over the book values of our reporting units as derived from our discounted cash flow analysis, we have determined based on the performance of various sensitivity analyses, that our conclusion would not be effected by other outcomes that are reasonably likely to occur.

Our identifiable intangible assets consist primarily of trademarks. These intangible assets arise primarily from the allocation of the purchase price of businesses acquired to identifiable intangible assets based on their respective fair market values at the date of acquisition. Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates.

Consistent with prior periods and with the methodology used to initially establish and record the fair value of the trademarks noted above, we have applied the “relief-from-royalty” method of the income approach in measuring the fair value of our tradenames in the current year valuation.  Under this method, it is assumed that a company, without the rights to the trade names, would license the right to utilize them for business purposes. The fair value is estimated by discounting the hypothetical royalty payments to their present value over the estimated economic life of the asset. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, availability of market information as well as our profitability.  The most significant assumptions used by management in evaluating the fair value of our tradenames are the discount rate, the royalty rate, and estimated future revenues associated with the use of the tradename.  For purposes of our annual impairment test of our tradenames performed as of January 31, 2009, we utilized a discount rate of 14% and a royalty rate of 3%.  Our estimates of future revenues associated with our tradenames are based on our current budgets and are reflective of our current expectations as to sales growth rates.  We believe that our estimates are appropriate in the circumstances.  Given the significant excess of fair value over the book values of our tradenames as derived from our discounted cash flow analysis, we have determined based on the performance of various sensitivity analyses, that our conclusion would not be affected by other outcomes that are reasonably likely to occur.

Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual cash flows could differ from the estimated cash flows used in our impairment tests.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 11. Impairment of Store Assets, page 20 (continued)

b)
To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, disclose and explain to us in a supplemental response the carrying value of each reporting unit and the fair value of the reporting unit for which an impairment is reasonably possible. In addition, describe why management does not believe your decline in market capitalization is indicative of an impairment to your goodwill and intangible assets, and explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Response:

As disclosed in our Fiscal 2008 Form 10-K, our annual goodwill and intangible asset impairment analyses for our reporting units resulted in impairment charges of $86.8 million for goodwill and $11.4 million for indefinite-lived intangibles.  The impairment charges related to our Crosstown Traders business, which is a reporting unit within our Direct-to-Consumer segment.  As a result of the above impairment charges, our remaining goodwill pertains to our Lane Bryant and Catherines Stores, which are reporting units within our Retail Stores Segment.  The results of the Fiscal 2008 annual goodwill impairment analyses for our Lane Bryant and Catherines Stores reporting units indicated no impairment.

Due to the significant decline in our stock market valuation driven primarily by weakness in the retail apparel industry, the continuing deterioration of economic conditions and the operating performance of our reporting units, we performed an interim impairment analysis of our goodwill and intangible assets during our Fiscal 2009 third quarter.   As summarized in the table below, the estimated fair values of the reporting units decreased in comparison to the estimated fair values determined as part of the our Fiscal 2008 annual goodwill and intangible impairment analyses.  This decrease is reflective of the impact the continuing deterioration of economic conditions have had on the reporting units’ current and projected operating results.

FY 2008 Annual Impairment Analysis	Carrying Value	Fair Value
Lane Bryant	$402,000	$614,000
Catherines Stores	109,000	388,000

FY 2009 Third Quarter Impairment Analysis
Lane Bryant	$393,000	$512,000
Catherines Stores	97,000	157,000

In estimating the above fair values for the Fiscal 2009 third quarter impairment analysis, we utilized a discounted cash flow methodology that was consistent with our prior practice.  The assumptions used to project the future cash flows by reporting unit were based on our internal projections, which were then adjusted to factor in the current retail environment and economic conditions.

Although we cannot rule out a future impairment charge related to the above reporting units, we believe the conservative assumptions we utilized in our discounted cash flow projections properly considered the effects of the current retail and economic environment in evaluating whether impairment at our reporting units exist as of our interim impairment test date of November 1, 2008.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 11. Impairment of Store Assets, page 20 (continued)

As of November 1, 2008, our market capitalization was approximately $126 million compared to the book value of our equity of $576 million. While the fact that our market capitalization was less than our book value may be an indicator that impairment of goodwill exists, this will not always result in an impairment of goodwill.  Statement 142 acknowledges that a company’s market capitalization may be less then than the fair value of the enterprise.  This discussion in Statement 142 was based on the issue that in a few instances, a reporting unit has publicly traded equity securities, and the fair value measurement need not be based solely on the quoted market price of an individual share of that security because substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity.  In comparing the market capitalization of our aggregate reporting unit fair values, the comparison is less meaningful because of the number of reporting units and the need to determine the assumptions that market participants would use in valuing the reporting units.

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.  The FASB noted in paragraph B155 of Statement 142 that in most instances quoted market prices for a reporting unit would not be available and thus would not be used to measure the fair value of a reporting unit. The FASB concluded that absent a quoted market price, a present value technique might be the best available technique to measure the fair value of a reporting unit.  As previously discussed, we believe that the use of an income approach to valuation based on discounted cash flows is the best measure of fair value of our reporting units as it represents the methodology that marketplace participants in our principal markets for the sale of the reporting unit would likely use to establish fair value.

 A sustained decline in a company’s market capitalization below its book value could call into question the validity of the methodologies and assumptions used in the determination of reporting unit fair values.  Our market capitalization was approximately $835 million at the beginning of the fiscal year based on a share price of $6.89 per share.  In the spring of 2007, our stock was trading at approximately $15 per share.  We did not believe that current market capitalization adjusted for a control premium represents the aggregate fair value of our reporting units as of the end of the third quarter of Fiscal 2009.  This assertion is based on both the significant events that have occurred that have not particularly affected a marketplace participant’s view of the fair value of our reporting units, as well as the significant events impacting the capital markets overall.  For example, we were engaged in a proxy battle early in Fiscal 2009 and entered into a separation agreement during the second quarter of Fiscal 2009 with our long-standing CEO.  These events, coupled with the significant decline in consumer confidence and spending which is broadly impacting the retail industry, have lead to the greatly reduced valuations of the Company’s stock.  Additionally, there is significant concern from investors over the liquidity of companies in the retail and apparel industry (which does not significantly affect the fair value of our reporting units) as a result of the potential inability to refinance existing indebtedness when it becomes due.  This has led in part to lower equity valuations.

Management has implemented a multi-year business transformation program to improve its operational processes and to optimize its cash flow and operational structure.  Management believes these initiatives will position the Company for future growth and enable it to weather the current economic environment.  Although the decrease in the Company’s stock price should be considered as a potential indicator of impairment, management believes the impact of the current economic and retail environment as well as other external events has been the main influence on the decrease in its stock price, resulting in the significant disparity between its market capitalization and the book value of its equity.

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009

Note 12. Restructuring and Other Charges, page 20

13.
It appears that you have aggregated in the table on page 21 the costs incurred to date and the total estimated costs to be recognized under your various restructuring activities and exit plans (e.g., November 2007 relocation of Catherines operations, February 2008 initiatives to close 150 stores and eliminate corporate and field positions, etc.). Please present separate information for each material individual exit plan to enhance a reader’s understanding of your exit costs and restructuring charges.   Refer to SAB Topic 5:P.4 for additional guidance.

Response:

The Company agrees to separately disclose the costs incurred to date and the total estimated costs to be recognized for each material exit plan to enhance the reader’s understanding of the Company’s exit costs and restructuring charges in its Fiscal 2009 Form 10-K to be filed in March 2009 with the Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

14.
We note in the Separation Agreement with Dorrit J. Bern dated July 8, 2008 that was filed as Exhibit 10.16 to your Form l0-Q for the fiscal quarter ended August 2. 2008, that you accelerated the vesting of the options, stock appreciation rights, performance awards and time-vested shares by two years to fully vest them by her separation date. Please tell us how you accounted for the accelerated vesting of the stock options and awards, and disclose the effect of the acceleration on your statement of operations to the extent material.

Response:

The acceleration of the vesting of options, stock appreciation rights, performance awards and time-vested shares as a result of the departure of Dorrit J. Bern which occurred in the Fiscal 2009 second quarter resulted in a charge of approximately $2.2 million.  The acceleration of Dorrit J. Bern’s equity awards was in accordance with the provisions of her employment agreement dated December 31, 2007, which stated:

“The vesting schedule of the Executive’s outstanding equity awards with respect to stock of the Company or any successor (including outstanding options, sars, performance awards and time vested shares) shall be accelerated by two (2) years and the outstanding equity awards that would have vested if the Executive had continued employment for an additional two (2) years following such Date of Termination shall become vested on the Date of Termination, and the outstanding equity awards otherwise shall be treated pursuant to the terms of the applicable plan or agreement.”

Mr. John Reynolds
Securities and Exchange Commission
February 25, 2009
Page

Inasmuch as the Company is currently in the process of drafting its Report on Form 10-K for the fiscal year ended January 31, 2009, which has a filing deadline of March 31, 2009, your immediate attention and response to this letter is respectfully requested.  Further questions or responses in connection with the foregoing should continue to be directed to the following:

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
450 Winks Lane
Bensalem, PA 19020

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any preceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your questions and comments.

Sincerely,

CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President Chief Financial Officer

cc:	Patrick T. Pruitt, Partner
Ernst & Young LLP
Suite 4000
2001 Market Street
Philadelphia, PA 19103-7096